May 2, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:   Suzanne Hayes

RE:        Akcea Therapeutics, Inc.

Registration Statement on Form S-1

Filed April 10, 2017

File No. 333-216949

Ladies and Gentlemen:

Akcea Therapeutics, Inc. (the “Company”) is submitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2017 regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on April 10, 2017.

Set forth below is the Company’s response to the Staff’s comment. The numbering of the paragraphs below corresponds to the numbering of the comments received from the Staff, which for your convenience we have incorporated into this response letter in italics.  Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 70

1.              Refer to your response to prior comment 6. If significant, please disclose in the filing the amount of the premium that may be expensed in your financial statements in the first quarter ended March 31, 2017.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company plans to disclose the amount of the premium that will be expensed in the Company’s financial statements for the quarter ended March 31, 2017, as well as additional information regarding the Company’s accounting treatment of its transaction with Novartis, in a pre-effective amendment to the Registration Statement.

Set forth below for the Staff’s review is the Company’s proposed disclosure regarding its transaction with Novartis.

The following updated “Revenue Recognition” section below will be included in the Company’s significant accounting policies in the footnotes to the financial statements. The Company will also include similar disclosure in Managements’ Discussion and Analysis section under its critical accounting policies. The following “Sublicense Fee Expenses” section will be included in the Company’s significant accounting policies in the footnotes to the financial statements. The Company will also discuss the sublicense fee expenses within the Managements’ Discussion and Analysis section under its critical accounting policies. The following “Strategic Collaboration with Novartis” section below will be included as a stand-alone footnote to the financial statements.

Revenue Recognition

The Company will recognize revenue when it has satisfied all contractual obligations and it is reasonably assured of collecting the resulting receivable. The Company may be entitled to bill its customers and receive payment from its customers in advance of recognizing the revenue. In the instances in which the Company receives payment from its customers in advance of recognizing revenue, the Company will include the amounts in deferred revenue on its consolidated balance sheet.

Research and development revenue under collaborative agreements

Arrangements with multiple deliverables

The Company’s strategic collaboration, option and license agreement, or collaboration agreement, with Novartis, which it entered into in January 2017, contains multiple elements, or deliverables, including options to obtain licenses to drugs, research and development services, and manufacturing services. Therefore, the Company accounted for the collaboration under the multiple deliverables guidance.

Multiple agreements

When the Company enters into separate agreements at or near the same time with the same partner, the Company must first evaluate such agreements to determine whether they should be accounted for individually as distinct arrangements or whether the separate agreements are, in substance, a single multiple element arrangement. The Company evaluates whether the negotiations are conducted jointly as part of a single negotiation, whether the deliverables are interrelated or interdependent, whether fees in one arrangement are tied to performance in another arrangement, and whether elements in one arrangement are essential to another arrangement. The Company’s evaluation involves significant judgment to determine whether a group of agreements might be so closely related that they are, in effect, part of a single arrangement. For example, in the first quarter of 2017, the Company and Ionis entered into two separate agreements with Novartis at the same time: a collaboration agreement and a stock purchase agreement, or SPA.

The Company entered into the collaboration agreement with Novartis to develop and commercialize AKCEA-APO(a)-LRx and AKCEA-APOCIII-LRx. Under the collaboration agreement, the Company received a $75.0 million upfront payment. For each drug, the Company is responsible for completing a Phase 2 program, conducting an end-of-Phase 2 meeting with the FDA and delivering active pharmaceutical ingredient, or API.  Under the collaboration agreement, Novartis has an exclusive option to develop and commercialize

AKCEA-APO(a)-LRx and AKCEA-APOCIII-LRx. If Novartis exercises an option for one of these drugs, it will pay the Company a license fee and will assume all further global development, regulatory and commercialization activities for the licensed drug. Akcea is also eligible to receive a development milestone payment, milestone payments if Novartis achieves pre-specified regulatory milestones, commercial milestones and tiered royalties on net sales from each drug under the collaboration.

Under the SPA, Novartis purchased 1.6 million shares of Ionis’ common stock for $100.0 million in the first quarter of 2017 and paid a 25% premium over the weighted average trading price at the time of purchase. Additionally, Novartis agreed to purchase up to $50.0 million of the Company’s common stock in a separate private placement concurrent with the completion of this offering at a price per share equal to the initial public offering price, subject to a number of conditions. If the Company does not complete this offering or a similar offering by the 15 month anniversary of the SPA, or if the Company completes an offering that does not meet the specified criteria for Novartis to invest, then Novartis is required to purchase $50.0 million of Ionis common stock at a 25 percent premium over the weighted average trading price of Ionis’ common stock at the time of purchase.

The Company evaluated the Novartis agreements to determine whether it should treat the agreements separately or as a single arrangement. The Company considered that the agreements were negotiated concurrently and in contemplation of one another. Additionally, the same individuals were involved in the negotiations of both agreements. Based on these facts and circumstances, the Company concluded that it should treat both agreements as a single arrangement, which the Company refers to as the Novartis collaboration. The Company evaluated the provisions of the agreements on a combined basis.

Identifying deliverables and units of accounting

The Company evaluates the deliverables in a collaboration agreement to determine whether they meet the criteria to be accounted for as separate units of accounting or whether they should be combined with other deliverables and accounted for as a single unit of accounting. When the delivered items in an arrangement have “stand-alone value” to the customer, the Company will account for the deliverables as separate units of accounting. Delivered items have stand-alone value if they are sold separately by any vendor or the customer could resell the delivered items on a stand-alone basis. For example, the Company’s Novartis collaboration and SPA have multiple elements. The Company evaluated the deliverables in the Novartis collaboration when it entered into the agreements and determined that certain deliverables have stand-alone value.

The Company identified the following four separate units of accounting under the collaboration, each with stand-alone value:

•                  Development activities for AKCEA-APO(a)-LRx;

•                  Development activities for AKCEA-APOCIII-LRx;

•                  API for AKCEA-APO(a)-LRx; and

•                  API for AKCEA-APOCIII-LRx.

The development activities and the supply of API each have stand-alone value because Novartis or another third party could provide these items without the Company’s assistance.

Measurement and allocation of arrangement consideration

The Company’s Novartis collaboration provides for various types of payments to the Company including upfront payments, milestone payments, licensing fees, royalties on product sales and payments for the purchase of common stock. The Company first evaluated the total consideration under both the collaboration agreement and SPA and determined how much of the total consideration was attributable to elements that Akcea is delivering under the collaboration. The Company determined that Akcea’s portion of the total allocable arrangement consideration for the Novartis collaboration was $108.4 million.

The Company determined that Akcea’s portion of the allocable arrangement consideration for the Novartis collaboration was $108.4 million, comprised of the following:

•                  $75.0 million from the upfront payment received;

•                  $28.4 million for the premium paid by Novartis, which represents the excess of the fair value Ionis received from Novartis’ purchase of Ionis’ stock in the first quarter of 2017; and

•                  $5.0 million for the potential premium Novartis will pay if Novartis purchases Ionis’ stock in the future at a premium.

Akcea will recognize the $75 million upfront payment plus the premium paid by Novartis from its purchase of Ionis’ stock and the potential premium if Novartis purchases Ionis’ stock in the future as revenue because Akcea is the party providing the services and API under the collaboration agreement.

The Company will initially allocate the amount of consideration that is fixed or determinable at the time the agreement is entered into and exclude contingent consideration. The Company allocates the consideration to each unit of accounting based on the relative selling price of each deliverable. The Company uses the following hierarchy of values to estimate the selling price of each deliverable: (i) vendor-specific objective evidence of fair value; (ii) third-party evidence of selling price; and (iii) best estimate of selling price, or BESP. BESP reflects the Company’s best estimate of what the selling price would be if the Company regularly sold the deliverable on a stand-alone basis. The Company recognizes the revenue allocated to each unit of accounting as it delivers the related goods or services. If the Company determines that it should treat certain deliverables as a single unit of accounting, then it will recognize the revenue ratably over the Company’s estimated period of performance.

The Company allocated the consideration based on the relative BESP of each unit of accounting. The Company estimated the selling price of the development services over the expected period during which it will perform these services. The significant inputs it used to determine the selling price of the development services included:

•                  The number of internal hours the Company will spend performing these services;

•                  The estimated cost of the work the Company will perform;

•                  The estimated cost of work that the Company will contract with third parties to perform; and

•                  The estimated cost of API the Company will use.

For purposes of determining BESP of the services the Company will perform and the API it will deliver under the Company’s Novartis collaboration, accounting guidance required it to include a markup for a reasonable profit margin.

Based on the units of accounting under the Novartis collaboration, the Company allocated the $108.4 million of allocable consideration as follows:

•                  $64.0 million for development services for AKCEA-APO(a)-LRx;

•                  $40.1 million for development services for AKCEA-APOCIII-LRx;

•                  $1.5 million for the delivery of AKCEA-APO(a)-LRx API; and

•                  $2.8 million for the delivery of AKCEA-APOCIII-LRx API.

Timing of revenue recognition

The Company recognizes revenue as it delivers each item under its Novartis collaboration and the related revenue is realizable and earned. The Company also recognizes revenue over time as it provides services. The Company’s Novartis collaboration agreement includes a development project plan outlining the activities the agreement requires each party to perform during the collaboration. The Company estimated its period of performance when the agreement was entered into because the agreement did not clearly define such information. The Company then recognizes revenue from development services ratably over such period. In certain instances, the period of performance may change as the development plans for the Company’s drugs progress. If the Company’s estimates and judgments change over the course of the Novartis collaboration agreement, it may affect the timing and amount of revenue that the Company will recognize in future periods. Any changes in estimates are recognized on a prospective basis.

The following are the periods over which the Company is recognizing revenue for each of its units of accounting under the Novartis collaboration:

•                  The Company is recognizing the amount attributed to the development services for AKCEA-APO(a)-LRx over the period of time it is performing the services, currently estimated to be through August 2018;

•                  The Company is recognizing the amount attributed to the development services for AKCEA-APOCIII-LRx over the period of time it is performing the services, currently estimated to be through May 2019;

•                  The Company will recognize the amount attributed to the AKCEA-APO(a)-LRx API supply when it delivers the API to Novartis; and

•                  The Company will recognize the amount attributed to the AKCEA-APOCIII-LRx API supply when it delivers the API to Novartis.

Milestone payments

The Company’s Novartis collaboration agreement contains contractual milestone payments that relate to the achievement of pre-specified development, regulatory and commercialization events. These three categories of milestone events reflect the three stages of the life-cycle of the Company’s drugs, which the Company describes in more detail in the following paragraphs.

The designation of a development candidate is the first stage in the life-cycle of the Company’s drugs. A development candidate is a chemical compound that has demonstrated the necessary safety and efficacy in preclinical animal studies to warrant further study in humans.

During the first step of the development stage, the Company or its partner study its drugs in Investigational New Drug, or IND,-enabling studies, which are animal studies intended to support an IND application and/or the foreign equivalent. An approved IND allows the Company or its partners to study its development candidate in humans. If the regulatory agency approves the IND, the Company or its partners initiate Phase 1 clinical trials in which the Company typically enrolls a small number of healthy volunteers to ensure the development candidate is safe for use in patients. If the Company or its partners determine that a development candidate is safe based on the Phase 1 data, the Company or its partners initiate Phase 2 studies that are generally larger scale studies in patients with the primary intent of determining the efficacy of the development candidate.

The final step in the development stage is Phase 3 studies to gather the necessary safety and efficacy data to request marketing authorization from the FDA and/or foreign equivalents. The Phase 3 studies typically involve large numbers of patients and can take up to several years to complete. If the data gathered during the trials demonstrates acceptable safety and efficacy results, the Company or its partners will submit an application to the FDA and/or its foreign equivalents for marketing authorization. This stage of the drug’s life-cycle is the regulatory stage.

If a drug achieves marketing authorization, it moves into the commercialization stage, during which the Company or its partners will market and sell the drug to patients. Although the Company’s partner may ultimately be responsible for marketing and selling the partnered drug, the Company’s efforts to develop a drug that is safe, effective and reliable contributes significantly to the Company’s partner’s ability to successfully sell the drug. The FDA and its foreign equivalents have the authority to impose significant restrictions on an approved drug through the product label and on advertising, promotional and distribution activities. Therefore, the Company’s efforts designing and executing the necessary animal and human studies are critical to obtaining claims in the product label from the regulatory agencies that would allow the Company or its partners to successfully commercialize its drug. Further, the patent protection afforded the Company’s drugs as a result of the Company’s initial patent applications and related prosecution activities in the United States and foreign jurisdictions are critical to the Company’s partner’s ability to sell its drugs without competition from generic drugs. The potential sales volume of an approved drug is dependent on several factors including the size of the patient population, market penetration of the drug, and the price charged for the drug.

The milestone events contained in the Company’s Novartis collaboration agreement coincide with the progression of the Company’s drugs from development, to marketing authorization and then to commercialization. The process of successfully discovering a new development candidate, having it approved and ultimately sold for a profit is highly uncertain. As such, the milestone payments the Company may earn from its partners involve a significant degree of risk to achieve. Therefore, as a drug progresses through the stages of its life-cycle, the value of the drug generally increases.

Development milestones in the Company’s Novartis collaboration agreement or potential future collaborations may include the following types of events:

•                  Designation of a development candidate. Following the designation of a development candidate, IND-enabling animal studies for a new development candidate generally take 12 to 18 months to complete;

•                  Initiation of a Phase 1 clinical trial. Generally, Phase 1 clinical trials take one to two years to complete;

•                  Initiation or completion of a Phase 2 clinical trial. Generally, Phase 2 clinical trials take one to three years to complete;

•                  Initiation or completion of a Phase 3 clinical trial. Generally, Phase 3 clinical trials take two to four years to complete.

Regulatory milestones in the Company’s Novartis collaboration agreement or potential future collaborations may include the following types of events:

•                  Filing of regulatory applications for marketing authorization such as a New Drug Application, or NDA, in the United States or a Marketing Authorization Application, or MAA, in Europe. Generally, it takes six to twelve months to prepare and submit regulatory filings.

•                  Marketing authorization in a major market, such as the United States, Europe or Japan. Generally, it takes one to two years after an application is submitted to obtain authorization from the applicable regulatory agency.

Commercialization milestones in the Company’s Novartis agreement or potential future collaborations may include the following types of events:

•                  First commercial sale in a particular market, such as in the United States or Europe.

•                  Product sales in excess of a pre-specified threshold, such as annual sales exceeding $1 billion. The amount of time to achieve this type of milestone depends on several factors including but not limited to the dollar amount of the threshold, the pricing of the product and the pace at which customers begin using the product.

The Company will assess whether a substantive milestone exists at the inception of the collaboration agreement. When a substantive milestone is achieved, the Company will recognize revenue related to the milestone payment immediately. In evaluating if a milestone is substantive the Company will consider whether:

•                  Substantive uncertainty exists as to the achievement of the milestone event at the inception of the arrangement;

•                  The achievement of the milestone involves substantive effort and can only be achieved based in whole or in part on the performance or the occurrence of a specific outcome resulting from its performance;

•                  The amount of the milestone payment appears reasonable either in relation to the effort expended or to the enhancement of the value of the delivered items;

•                  There is no future performance required to earn the milestone payment; and

•                  The consideration is reasonable relative to all deliverables and payment terms in the arrangement.

If any of these conditions are not met, the Company will not consider the milestone to be substantive and it will defer recognition of the milestone payment and recognize it as revenue over the estimated period of performance, if any. The Company has determined that all milestones under its Novartis collaboration are substantive milestones.

Option to license

When the Company has a multiple element arrangement that includes an option to obtain a license, it will evaluate if the option is a deliverable at the inception of the arrangement. The Company does not consider the option to be a deliverable if it concludes that it is substantive and not priced at a significant and incremental discount. The Company will consider an option substantive if, at the inception of the arrangement, the Company is at risk as to whether the collaboration partner will choose to exercise its option to obtain the license. In those circumstances, the Company does not include the associated license fee in the allocable consideration at the inception of the agreement. Rather, the Company accounts for the license fee when the partner exercises its option. Under the Novartis collaboration, the Company concluded that the option to license is a substantive option. Therefore, the Company did not include any amounts in the initial allocable consideration at the inception of the collaboration. The Company will recognize any future exercise of an option to license a drug under the Novartis agreement in full in the period in which the option is exercised.

Refer to note 7, Strategic Collaboration with Novartis, where the Company discusses its Novartis collaboration agreement in more detail.

Sublicense Fee Expenses

The Company incurs sublicense fee expenses under its development, commercialization and license agreement and services agreement with Ionis related to the drugs it has licensed from Ionis. The Company includes its sublicense fee expenses in its research and development expenses on its consolidated results of operations since the applicable drugs are not yet approved for marketing. The Company recognizes its sublicense fee expenses in the period they are incurred. For example, in the first quarter of 2017, the Company recognized $48.4 million of sublicense fee expenses related to its collaboration with Novartis, of which $33.4 million of these expenses were non-cash and were related to the premium Novartis paid and the potential premium Novartis may pay on Ionis’ stock in the future. Under the Novartis collaboration, the Company will recognize $108.4 million of revenue over the period of its performance and $48.4 million of sublicensing expense in the first quarter of 2017. The $48.4 million is comprised of the following:

•                  $15.0 million for the portion of the $75.0 million upfront payment the Company received upon initiating the Novartis collaboration, which will be paid in cash to Ionis;

•                  $28.4 million for the premium paid by Novartis for its purchase of Ionis’ stock in the first quarter of 2017, which is a non-cash expense. The Company determined the fair value of the premium by calculating the stated 25% premium and applying a discount for lack of marketability because Ionis initially issued unregistered shares to Novartis; and

•                  $5.0 million for the potential premium Novartis will pay if it purchases Ionis’ stock in the future at a premium, which is a non-cash expense. The Company determined the fair value of the potential premium at the inception of the collaboration by calculating the value of the future premium based upon the stated 25% premium, adjusting for the probability of an Akcea IPO occurring by the 15 month anniversary of the SPA and applying a discount for lack of marketability because Ionis will issue unregistered shares to Novartis if it purchases Ionis’ common stock.

The Company will pay 50% of all future license fees, milestone payments and royalties it receives to Ionis as a sublicense fee.

Strategic Collaboration with Novartis

In January 2017, the Company initiated a strategic collaboration with Novartis for the development and commercialization of AKCEA-APO(a)-LRx and AKCEA-APOCIII-LRx. Under the Novartis collaboration, Novartis has an exclusive option to develop and commercialize these drugs. The Company is responsible for completing a Phase 2 program, conducting an end-of-Phase 2 meeting with the FDA and providing API for each drug. If Novartis exercises an option for one of these drugs, Novartis will be responsible, at its expense, to use commercially reasonable efforts to develop and commercialize that drug.

The Company received $75.0 million in an upfront payment in the first quarter of 2017, of which the Company will retain $60.0 million and will pay Ionis $15.0 million as a sublicense fee under its license agreement with Ionis.

If Novartis exercises its option for a drug, Novartis will pay the Company a license fee equal to $150.0 million for each drug licensed by Novartis. In addition, for AKCEA-APO(a)-LRx, the Company is eligible to receive up to $600.0 million in substantive milestone payments, including $25.0 million for the achievement of a development milestone, up to $290.0 million for the achievement of regulatory milestones and up to $285.0 million for the achievement of commercialization milestones. In addition, for AKCEA-APOCIII-LRx, the Company is eligible to receive up to $530.0 million in substantive milestone payments, including $25.0 million for the achievement of a development milestone, up to $240.0 million for the achievement of regulatory milestones and up to $265.0 million for the achievement of commercialization milestones. Akcea plans to co-commercialize any licensed drug commercialized by Novartis in selected markets, under terms and conditions that it plans to negotiate with Novartis in the future. The Company will earn the next milestone payment of $25.0 million under this collaboration if Novartis advances the Phase 3 study for either drug. The Company is also eligible to receive tiered royalties in the mid-teens to low twenty percent range on net sales of AKCEA-APO(a)-LRx and AKCEA-APOCIII-LRx. Novartis will reduce these royalties upon the expiration of certain patents or if a generic competitor negatively impacts the product in a specific country. The Company will pay 50% of these license fees, milestone payments and royalties to Ionis as a sublicense fee.

The agreement with Novartis will continue until the earlier of the date that all of Novartis’ options to obtain the exclusive licenses under the agreement expire unexercised or, if Novartis exercises its options, until the expiration of all payment obligations under the agreement. In addition, the agreement as a whole or with respect to any drug under the agreement, may terminate early under the following situations:

•                  Novartis may terminate the agreement as a whole or with respect to any drug at any time by providing written notice to us;

•                  Either the Company or Novartis may terminate the agreement with respect to any drug by providing written notice to the other party in good faith that the Company or Novartis has determined that the continued development or commercialization of the drug presents safety concerns that pose an unacceptable risk or threat of harm in humans or would violate any applicable law, ethical principles, or principles of scientific integrity;

•                  Either the Company or Novartis may terminate the agreement for a drug by providing written notice to the other party upon the other party’s uncured failure to perform a material obligation related to the drug under the agreement, or the entire agreement if the other party becomes insolvent; and

•                  The Company may terminate the agreement if Novartis disputes or assists a third party to dispute the validity of any of the Company’s or Ionis’ patents.

Additionally, in January 2017, Akcea and Ionis entered into a SPA with Novartis. Under the SPA, Novartis agreed to purchase up to $50.0 million of Akcea’s common stock in a separate private placement concurrent with the completion of Akcea’s initial public offering at a price per share equal to the initial public offering price; provided that the gross proceeds from the offering, exclusive of the concurrent private placement, equal or exceed $100.0 million. If the gross proceeds from the offering do not equal or exceed $100.0 million, Novartis is not required to complete such concurrent private placement in any amount. Further, in no event will Novartis purchase more than 30% of the aggregate number of shares to be sold in the offering and the concurrent private placement. The sale of shares in the concurrent private placement will not be registered under the Securities Act of 1933, as amended. The closing of Akcea’s initial public offering is not conditioned upon the closing of such concurrent private placement. The shares of common stock purchased in the concurrent private placement will not be subject to any underwriting discounts or commission.

During the three months ended March 31, 2017, the Company earned revenue of $9.6 million from its relationship with Novartis, representing 100% of its revenue. The Company’s consolidated balance sheet at March 31, 2017 included deferred revenue of $98.8 million related to its relationship with Novartis.

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Please fax any additional comment letters concerning the Registration Statement to (617) 937-2400 and direct any questions or comments concerning the Registration Statement or this response letter to the undersigned at (760) 603-2732, Nicole C. Brookshire at (617) 937-2357 or Richard C. Segal at (617) 937-2332.

Sincerely,

AKCEA THERAPEUTICS, INC.

/s/ Patrick R. O’Neil
Patrick R. O’Neil
Corporate Secretary

cc:                                Paula Soteropoulos, Chief Executive Officer, Akcea Therapeutics, Inc.

Jeffrey M. Goldberg, Chief Operating Officer, Akcea Therapeutics, Inc.

Charles S. Kim, Cooley LLP

Nicole C. Brookshire, Cooley LLP

Sean Clayton, Cooley LLP

Richard C. Segal, Cooley LLP